

Rueil, November 12, 2001


02002998

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

02 FEB -8 AM 8:58

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases and documentation :

- GTIE acquires TMS,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.groupe-vinci.com

Société Anonyme au capital de 809 253 190 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806



Rueil-Malmaison, November 8, 2001

PRESS RELEASE

GTIE acquires TMS, a designer and supplier of automated manufacturing systems for the automobile industry

GTIE, a Vinci subsidiary specialized in information systems and energy – related activities, has just completed the acquisition of TMS from Austrian group VA TECH. GTIE is now launching GTIE Automotive, to federate its offering in the field of process integration for the automobile industry.

TMS, based in Linz, Austria, expects 2001 consolidated sales of 220 million euros and employs around 1,000 people, mostly engineers. The company is also present in Germany, Spain, the Czech Republic, South Africa, Brazil and Argentina. It designs, supplies and installs turnkey automated manufacturing equipment for automobile makers, particularly automated body welding units, assembly lines and handling equipment. Thanks to strong engineering skills, TMS is able to develop projects simultaneously with carmakers. The company is involved from the earliest stages of the design of new models, which are more and more numerous, regardless of the economic cycle.

TMS has enjoyed strong growth over the last few years, thanks to shorter development cycles and to carmakers' focus on launching new models. The company has won a leading position in the automotive field in Europe, where it supplies carmakers such as Mercedes, Opel, Volkswagen, Peugeot SA, Audi, Seat, Renault and Nissan. TMS was awarded the 2000 Best Supplier prize by Daimler-Chrysler for its work on a body welding line for the new Class C Mercedes.

GTIE has been present in the automotive sector for half a century and has gradually become a recognized service supplier. The acquisition of TMS makes GTIE a turnkey process integrator for the car industry. With TMS, GTIE will double its annual sales in the automotive market to nearly 500 million euros. TMS and GTIE enjoy highly complementary positions. The transaction will give rise to a new leader in Europe capable of quickly implementing tangible synergies:

- The merger of TMS and GTIE's facilities will create a broad and comprehensive network in Europe, present in Sweden, the United Kingdom, France, Germany, and Spain. Outside Europe, the new group will also be present in South Africa and South America, where GTIE and TMS are already working on joint projects.

- The TMS acquisition considerably strengthens and broadens GTIE's offering, which is already well-established in areas like opening systems and benches and testing facilities. With TMS, GTIE's offering will expand to include products such as body lines, assembly lines and automated handling systems.

GTIE creates GTIE Automotive to assemble a full automotive offering

To regroup its assets in automotive processes and meet the expectations of clients, GTIE is launching GTIE Automotive. Under the new banner, GTIE companies, which now include TMS, will be able to offer engineering, turnkey development and maintenance services to carmakers in Europe and beyond.

GTIE is reinforcing its position in automobile manufacturing, a high-profile industry, which is a showcase for cutting-edge technology, the highest quality and safety standards as well as the best performance levels and most efficient industrial processes. For GTIE, the challenge is to become the strategic partner of the European automotive industry, by being involved in all of the processes, from the design stage.

With the acquisition of TMS and the launch of GTIE Automotive, GTIE confirms its general strategy, which is to offer high value added solutions that focus on integrating group expertise in information and power technologies, to help clients fulfill their own mission.

The acquisition, whose price has not been made public at the request of the seller, will enhance earnings as of 2002, after amortization of goodwill.

For more information, please contact:

VINCI - Pierre Coppey
Tel. +33 1 47 16 30 07
Fax +33 1 47 16 33 88
www.vinci.com

GTIE - Patrick Lebrun
Tel. +33 1 30 86 70 15
Fax +33 1 30 86 70 13
patrick_lebrun@groupe.gtie.fr